UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2015

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033 and 333-204795), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 13, 2015, Can-Fite BioPharma Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of an aggregate of 1,109,196 American Depositary Shares (the “ADSs”) in a registered direct offering at $4.35 per ADS for aggregate gross proceeds of approximately $4,825,000. The offering is expected to close on or about October 15, 2015, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investors will receive unregistered warrants to purchase 443,678 ADSs. The warrants may be exercised after six months from issuance for a period of five and a half years from issuance and have an exercise price of $5.25 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), dated October 13, 2015, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 6% of the aggregate purchase price for the ADSs sold in the offering, plus a non-accountable expense allowance of $50,000. The Placement Agent will also receive compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 5% of the aggregate number of ADSs sold in the offering.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Placement Agent Agreement, Purchase Agreement and Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 through 10.3 respectively, and are incorporated herein by reference. A copy of the opinion of Doron Tikotzky Kantor Gutman Cederboum & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

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Exhibit Index

Exhibit No.	Description

5.1	Opinion of Doron Tikotzky Kantor Gutman Cederboum & Co.

10.1	Placement Agent Agreement between H.C. Wainwright & Co., LLC and Can-Fite BioPharma Ltd. dated October 13, 2015

10.2	Form of Securities Purchase Agreement

10.3	Form of Investor Warrant

23.1	Consent of Doron Tikotzky Kantor Gutman Cederboum & Co. (contained in Exhibit 5.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date October 15, 2015	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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